Exhibit 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods shown.

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Period from January 1, 2012 to July 27, 2012	Period from July 28, 2012 to December 31, 2012	Quarter Ended March 31, 2013	Twelve Months Ended March 31, 2013
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Combined)
Earnings:
Income (loss) before income taxes	$63,821	$100,424	$82,378	$122,151	$(14,599)	$(6,906)	$(42,325)	$(67,122)
Add: fixed charges	98,661	87,320	89,401	133,912	73,734	91,049	48,537	181,840

Earnings as adjusted:	$162,482	$187,744	$171,779	$256,063	$59,135	$84,143	$6,212	$114,718

Computation of Fixed Charges:
Interest, expensed and capitalized	$51,171	$41,725	$41,399	$77,982	$42,034	$62,168	$33,951	$120,028
Interest portion of rent expense	47,490	45,595	48,002	55,930	31,700	28,881	14,586	61,812

Total Fixed Charges	$98,661	$87,320	$89,401	$133,912	$73,734	$91,049	$48,537	$181,840

Ratio of earnings to fixed charges	1.6x	2.2x	1.9x	1.9x	0.8 x	0.9x	0.1x	0.6x

These ratios are computed by dividing the total earnings by the total fixed charges. For purposes of calculating the ratio of earnings to fixed charges, earnings represent pre-tax income from continuing operations plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of rental expense.